Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 4, 2011

Relating to Preliminary Prospectus dated July 19, 2011

Registration No. 333-173709

This free writing prospectus relates only to the securities of WageWorks, Inc. and should be read together with the preliminary prospectus dated July 19, 2011 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-173709) relating to these securities. On August 4, 2011, we filed Amendment No.  7 to the Registration Statement to reflect a decrease in our initial public offering price range to $8.00 to $9.00, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1158863/000119312511209118/ds1a.htm . References to “WageWorks,” “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 7 and supplements and updates the information contained in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment” has been updated in its entirety to read as follows:

The anticipated initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $7.91 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in this offering will have contributed 26.6% of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately 23.1% of our total outstanding shares as of June 30, 2011 after giving effect to this offering. The exercise of outstanding stock options and warrants will result in further dilution.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit C.

EXHIBIT A

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $41.1 million, assuming an initial public offering price of $8.50 per share, which is the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay in connection with this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $8.50 per share, which is the midpoint of the price range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $5.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of $6.8 million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We cannot specify with certainty the particular uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering. We currently intend to use the net proceeds received by us from this offering for working capital, including funding of customer obligations, and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in technology and development and for capital expenditures. Specifically, we intend to hire additional personnel to support the growth in our business. In addition, we may use a portion of the proceeds received by us from this offering for portfolio purchases of complementary businesses, technologies or assets to expand our employer client base. We have no agreements with respect to any portfolio purchases at this time.

Pending such uses, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

A-1

EXHIBIT B

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2011 on:

•	an unaudited actual basis;

•

an unaudited pro forma basis, after giving effect, upon the completion of this offering and the filing of our amended and restated certificate of incorporation, to (i) the conversion of all of our outstanding shares of preferred stock into a fixed aggregate of 17,687,612 shares of our common stock, (ii) the conversion of our outstanding Series C preferred stock warrants into warrants to purchase a fixed 211,764 shares of our common stock, and (iii) the conversion of our outstanding Series E-1 preferred stock warrants into warrants to purchase a fixed 4,366,803 shares of our common stock; and

•

an unaudited pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, and the sale by us of 5,769,230 shares of common stock in this offering at an assumed initial public offering price of $8.50 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes thereto, as well as the information under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.” The unaudited “pro forma” and “pro forma as adjusted” information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing.

The following table reflects a 1-for-2 reverse stock split of our outstanding common stock effected on July 15, 2011.

	As of June 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$123,919	$123,919	$165,025

Bank borrowings	$12,056	$12,056	$12,056

Warrants	$1,529

Total redeemable convertible preferred stock	$81,652

Stockholder’s equity (deficit):
Convertible preferred stock, Series A, $0.001 par value ($200 liquidation preference); authorized 50,000 shares; issued and outstanding 50,000 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	200
Convertible preferred stock, Series A-1, $0.001 par value ($6,903 liquidation preference); authorized 1,725,792 shares; issued and outstanding 1,725,792 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	6,903
Convertible preferred stock, Series A-2, $0.001 par value ($3,995 liquidation preference); authorized 1,013,383 shares; issued and outstanding 998,661 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	3,995
Convertible preferred stock, Series B, $0.001 par value ($20,818 liquidation preference); authorized 14,870,179 shares; issued and outstanding 14,870,179 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	22,867
Common stock, $0.001 par value; authorized 60,528,131 shares; issued 1,724,410 shares, actual; authorized 1,000,000,000 shares, pro forma and pro forma as adjusted; issued, 19,412,022 shares pro forma; issued 25,181,252 shares, pro forma as adjusted	2	19	25
Treasury stock	(397)	(397)	(397)
Additional paid-in capital	18,510	135,639	176,739
Accumulated deficit	(101,041)	(101,041)	(101,041)

Total stockholders’ equity (deficit)	(48,961)	34,220	75,326

Total capitalization	$46,276	$46,276	$87,382

B-1

If the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, net proceeds to us would increase by approximately $6.8 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per share would increase (decrease) each of our unaudited pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $5.4 million, or by approximately $6.2 million if the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the capitalization table above is based on the number of shares outstanding as of June 30, 2011, and excludes:

•	4,586,808 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2011, at a weighted average exercise price of $7.28 per share;

•	75,000 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2011 to purchase common stock, at an exercise price of $8.20 per share;

•

4,578,567 shares of common stock, on an as-converted basis and assuming the conversion occurs immediately prior to the completion of this offering, issuable upon the exercise of warrants outstanding as of June 30, 2011 to purchase convertible preferred stock, at a weighted average exercise price of $4.76 per share; and

•	474,940 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of June 30, 2011.

B-2

EXHIBIT C

DILUTION

Our pro forma net tangible book deficit as of June 30, 2011 was $26.5 million, or $1.38 per share of common stock. The only difference between the pre-offering as reported net tangible book value and the pre-offering pro forma net tangible book value relates to the reclassification of our outstanding Series C preferred stock warrants from liability to equity and the conversion of our outstanding preferred stock that was not previously classified as equity. The amount of this difference is an increase of $16.83 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding, after giving effect upon the completion of this offering and the filing of our amended and restated certificate of incorporation, to (i) the conversion of all of our outstanding shares of preferred stock into a fixed aggregate of 17,687,612 shares of our common stock, (ii) the conversion of our outstanding Series C preferred stock warrants into warrants to purchase a fixed 211,764 shares of our common stock, and (iii) the conversion of our outstanding Series E-1 preferred stock warrants into warrants to purchase a fixed 4,366,803 shares of our common stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. The only anticipated difference between the pre- and post-net tangible book value are the net proceeds of the offering. After giving effect to the sale of the 5,769,230 shares of common stock by us at an assumed initial public offering price of $8.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of our estimated net proceeds from the offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2011 would have been $14.7 million, or $0.59 per share of common stock. This estimate represents an immediate increase in net tangible book value of $1.97 per share of common stock to existing common stockholders and an immediate dilution in net tangible book value of $7.91 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution after giving effect to the 1-for-2 reverse stock split of our outstanding common stock effected on July 15, 2011:

Assumed initial public offering price per share	$8.50

Historical net tangible book value (deficit) per share as of June 30, 2011	(18.21)
Pro forma increase in net tangible book value per share as of June 30, 2011 attributable to reclassification of Series C preferred stock warrants from liability to equity	1.00
Pro forma increase in net tangible book value per share as of June 30, 2011 attributable to preferred stock conversion	15.83

Pro forma net tangible book value per share before this offering	(1.38)

Increase in pro forma net tangible book value per share attributable to new investors	1.97
Pro forma net tangible book value per share after this offering	0.59

Dilution in pro forma net tangible book value per share to new investors	$7.91

A $1.00 increase in the assumed initial public offering price of $8.50 per share would increase our pro forma as adjusted net tangible book value after this offering by approximately $5.4 million, and the pro forma as adjusted net tangible book value per share after this offering would be $0.80 per share. A $1.00 decrease in the assumed initial public offering price of $8.50 per share would decrease our pro forma as adjusted net tangible book value after the offering by approximately $5.4 million and the pro forma as adjusted net tangible book value per share after this offering would be $0.37 per share. It would also increase (decrease) the dilution per share to new investors in this offering by $0.79 per share, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

C-1

The following table summarizes as of June 30, 2011, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders before this offering and investors participating in this offering paid, before deducting the estimated underwriting discounts and commissions and estimated offering expenses. In addition, the table includes the shares underlying stock options, preferred stock warrants and common stock warrants that officers, directors and other affiliates have the right to acquire.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing Stockholders	19,223,878	61.0%	$135,261	61.6%	$7.04
Options and warrants held by affiliates	6,501,094	20.7	35,426	16.1	5.45
New Investors (shares sold by us)	5,769,230	18.3	49,038	22.3	8.50

	31,494,202	100.0%	$219,725	100.0%

The table above is based on the number of shares outstanding as of June 30, 2011, and excludes:

•	2,452,517 shares of common stock issuable upon the exercise of options outstanding to non-affiliates as of June 30, 2011, at a weighted average exercise price of $7.33 per share;

•	75,000 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2011 to purchase common stock, at an exercise price of $8.20 per share;

•

211,764 shares of common stock, on an as-converted basis assuming the conversion immediately prior to the completion of this offering, issuable upon the exercise of a warrant outstanding as of June 30, 2011 to purchase convertible preferred stock, at an exercise price of $8.50 per share; and

•	474,940 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of June 30, 2011.

To the extent that any outstanding options are exercised, there will be further dilution to new investors.

C-2